Exhibit 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended July 31,	Twelve Months Ended April 30,
	2011	2011	2010	2009	2008	2007

Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(3,047)	$(27,921)	$(13,807)	$(65,871)	$(14,655)	$(29,905)
Minority interests	—	—	—	—	—	—
Loss (income) from equity method investees	2,257	4,096	2,690	2,157	6,077	(1,051)
Distributed income of equity method investees	—	—	—	—	—	—
Fixed charges	11,860	48,676	46,411	35,673	35,721	30,704
Less: interest capitalized	(150)	(1,078)	(349)	(214)	(1,275)	(1,116)
Earnings	$10,920	$23,773	$34,945	$(28,255)	$25,868	$(1,368)

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$11,159	$45,912	$44,375	$33,840	$33,282	$28,533
Estimate of interest within rental expense	551	1,686	1,687	1,619	1,164	1,055
Interest capitalized	150	1,078	349	214	1,275	1,116
Fixed charges	$11,860	$48,676	$46,411	$35,673	$35,721	$30,704

Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(940)	$(24,903)	$(11,466)	$(63,928)	$(9,853)	$(32,072)

Fixed charges from above	$11,860	$48,676	$46,411	$35,673	$35,721	$30,704
Preferred stock dividends	—	—	—	—	—	5,579
Combined fixed charges and preferred stock dividends	$11,860	$48,676	$46,411	$35,673	$35,721	$36,283

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(940)	$(24,903)	$(11,466)	$(63,928)	$(9,853)	$(37,651)